Invesco Capital Management LLC 3500 Lacey Road, Suite 700 Downers Grove, IL 60515

December 9, 2025

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Crypto Assets
100 F Street, NE
Washington, D.C. 20549

Re:	Invesco Galaxy Solana ETF (the “Trust”)
Request for Acceleration of Effectiveness of Registration Statement on Form S-1,
Pre-Effective Amendment No. 3 Filed November 28, 2025 (File No. 333-288318)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the Trust and Invesco Capital Management LLC (the “Sponsor”) hereby request that the effective date of the above-captioned Registration Statement be accelerated so that the Registration Statement becomes effective at 4:00 p.m., Eastern Time on December 9, 2025, or as soon as practicable thereafter.

In requesting such acceleration, the Trust and the Sponsor acknowledge that (i) should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement, (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Trust or the Sponsor from its full responsibility for the adequacy or accuracy of the disclosure in the Registration Statement, and (iii) neither the Trust nor the Sponsor may assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Trust and the Sponsor hereby authorize J. Stephen Feinour, Jr., Esq. of Stradley Ronon Stevens & Young, LLP to orally modify or withdraw this request for acceleration. We request that we be notified of the acceleration and effectiveness of the Registration Statement by a telephone call to Mr. Feinour at (215) 564-8521.

Please direct questions or comments relating to this filing to J. Stephen Feinour, Jr., Esq. at (215) 564-8521.

Sincerely,

INVESCO GALAXY SOLANA ETF

By: Invesco Capital Management LLC,
Sponsor of the Trust

By: /s/ Adam Henkel
Name: Adam Henkel
Title: Secretary and Head of Legal, US ETFs

INVESCO CAPITAL MANAGEMENT LLC

By: /s/ Adam Henkel
Name: Adam Henkel
Title: Secretary and Head of Legal, US ETFs

CC:	Will McAllister, Invesco Capital Management LLC
J. Stephen Feinour, Jr., Stradley Ronon Stevens & Young, LLP
Miranda Sturgis, Stradley Ronon Stevens & Young, LLP
Mark R. Greer, Stradley Ronon Stevens & Young, LLP